SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated February 24, 2016 re TAT Technologies Ltd. Reports 2015 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports 2015 Results

GEDERA, Israel, Wednesday, February 24, 2016 - TAT Technologies Ltd. (NASDAQ: TATT - News) (the “Company”), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the year ended December 31, 2015.

Financial Highlights for the fourth quarter of 2015 (unaudited):

·	Total Revenue: $21.7 million compared to $21.4 million in the fourth quarter of 2014.

·	Operating income: $2.9 million compared to $2.2 million in the fourth quarter of 2014.

·	Net income: $3 million compared to $1.2 million in the fourth quarter of 2014.

·	Earnings per share basic and diluted: $0.34 per share compared to $0.13 per share in the fourth quarter of 2014.

Financial Highlights for 2015 (unaudited):

·	Total Revenue: $85.6 million compared to $80.7 million in 2014.

·	Operating income: $5.6 million compared to $3.8 million in 2014.

·	Net income: $5.8 million compared to $1.4 million in 2014.

·	Earnings per share basic and diluted: $0.66 per share compared to $0.16 per share in 2014.

·
Cash and cash equivalents and short-term bank deposits: During 2015, the cash balance decreased in $ 1.2 million, from $28 million as of December 31, 2014 to $26.8 million as of December 31, 2015. Net cash provided by operating activities during the period was $0.7 million.

·
Chromalloy Israel Ltd. acquisition: On Oct 19, 2015, the Company announced that it has completed the acquisition of Chromalloy Israel Ltd. The Company has included Chromalloy Israel’s financial results in its consolidated financial statements as of the date of closing.
The transaction resulted in $ 4.8 million gain on bargain purchase.

Following the completion of the transaction, Chromalloy Israel has changed its name to Turbochrome Ltd. $1.9 million of the Company's revenue for the fourth quarter of 2015 is due to consolidation of Turbochrome's financial results for the first time following its acquisition by the Company.

·
Long-Term Projects: During a periodic assessment of its long-term projects, the Company updated its estimates of profits expected to be earned from several long-term contracts. This assessment resulted in a decrease in revenues for the year ended December 31, 2015 in an amount of $2.1 million and a decrease of $1.4 million in net income for the same period.

·
New JV in Russia: The Company has recently announced that it has signed an agreement with Engineering Holding of Moscow, Russia, to establish a new maintenance facility for heat exchangers. The new company, TAT-Engineering LLC, will be based in Novosibirsk’s Tolmachevo airport.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) Heat Transfer Services and Products (iii) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components and (iv) overhaul and coating of certain jet engine components.

TAT’s activities in the area of OEM of Heat Management Solutions primarily include the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of jet engine overhaul includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes, afterburner flaps and other components.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Guy Nathanzon – CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
guyn@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	December 31,	December 31,
	2015	2014
	(unaudited)	(Revised)
ASSETS
Current Assets:
Cash and cash equivalents	$18,688	$22,894
Short-term bank deposits	8,122	5,089
Accounts receivable-trade (net of allowance for doubtful accounts of $331 as of December 31, 2015 and $125 as of December 31, 2014)	19,151	15,657
Other accounts receivable and prepaid expenses	3,025	2,604
Inventories, net	36,664	35,477

Total current assets	85,650	81,721

Long-term assets:
Investment in an affiliated company	-	2,556
Investment in investee company	169	-
Funds in respect of employee rights upon retirement	2,626	2,496
Long-term deferred tax	890	879
Property, plant and equipment, net	18,934	11,524
Intangible assets, net	1,314	-

Total Long-term assets	23,933	17,455

Total assets	$109,583	$99,176

LIABILITIES AND EQUITY

Current Liabilities:
Accounts payables trade	7,022	5,886
Other accounts payable and accrued expenses	7,815	5,060
Total current liabilities	14,837	10,946

Long-term liabilities:
Other accounts payable	189	34
Liability in respect of employee rights upon retirement	2,871	2,655
Long-term deferred tax liability	262	-

Total long-term liabilities	3,322	2,689

Total liabilities	18,159	13,635

EQUITY:
Share capital	2,793	2,793
Additional paid-in capital	64,529	64,491
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive loss	(4)	-
Retained earnings	26,194	20,345
Total equity	91,424	85,541

Total liabilities and equity	$109,583	$99,176

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share data)

	Three months ended		Twelve months ended
	December 31,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)
		(Revised)		(Revised)
Revenues:
Products	$8,359	$8,348	$31,339	$31,363
Services	13,344	13,037	54,268	49,363
	21,703	21,385	85,607	80,726

Cost of goods:
Products	5,875	5,891	24,466	23,616
Services	13,530	10,329	47,476	40,906
	19,405	16,220	71,942	64,522
Gross Profit	2,298	5,165	13,665	16,204

Operating expenses:
Research and development, net	320	185	890	1,070
Selling and marketing	773	788	2,903	3,203
General and administrative	2,488	2,024	8,469	8,123
Other expenses (income)	631	-	631	(11)
Gain on bargain purchase	(4,833)	-	(4,833)	-
	(621)	2,997	8,060	12,385
Operating income	2,919	2,168	5,605	3,819

Financial expenses, net	(117)	(511)	(349)	(1,294)

Income before taxes on income	2,802	1,657	5,256	2,525

Taxes on income	(455)	550	644	1,360

Net income after taxes on income	3,257	1,107	4,612	1,165
Share in results and sale of equity investment of affiliated company	(254)	45	1,237	267

Net income	$3,003	$1,152	$5,849	$1,432

Basic and diluted income per share

Net income per share	$0.34	$0.13	$0.66	$0.16

Weighted average number of shares outstanding
Basic	8,808,344	8,808,344	8,808,344	8,808,344
Diluted	8,813,533	8,811,824	8,810,689	8,826,542

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Twelve months ended
	December 31,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)
		(Revised)		(Revised)
Net income	$3,003	$1,152	$5,849	$1,432
Other comprehensive income
Foreign currency translation adjustments	-	-	-	429
Net unrealized losses from derivatives	(4)	-	(4)	-
Total other comprehensive income	$2,999	$1,152	$5,845	$1,861

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	TAT Technologies Ltd. Shareholders
	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Non-controlling interest	Total equity

BALANCE AT DECEMBER 31, 2012 (audited)	9,073,043	$2,790	$64,410	$(897)	$(2,088)	$18,111	$2,803	$85,129
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2013 (audited):
Comprehensive income (loss)	-	-	-	468	-	2,802	(842)	2,428
Share based compensation expenses	-	-	3	-	-	-	-	3
Exercise of options	6,666	2	41	-	-	-	-	43
BALANCE AT DECEMBER 31, 2013 (audited)	9,079,709	$2,792	$64,454	$(429)	$(2,088)	$20,913	$1,961	$87,603
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2014 (audited):
Comprehensive income	-	-	-	429	-	1,432	-	1,861
Share based compensation expenses	-	-	38	-	-	-	-	38
Exercise of option	3,108	1	(1)	-	-	-	-	-
Dividend distributed	-	-	-	-	-	(2,000)	-	(2,000)
Sale of subsidiary	-	-	-	-	-	-	(1,961)	(1,961)
BALANCE AT DECEMBER 31, 2014 (audited)	9,082,817	$2,793	$64,491	$-	$(2,088)	$20,345	$-	$85,541
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015 (unaudited):
Comprehensive income (loss)	-	-	-	(4)	-	5,849	-	5,845
Share based compensation expenses	-	-	38	-	-	-	-	38
BALANCE AT DECEMBER 31, 2015 (unaudited)	9,082,817	$2,793	$64,529	$(4)	$(2,088)	$26,194	$-	$91,424

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Twelve months ended
	December 31,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)
		(Revised)		(Revised)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,003	$1,152	$5,849	$1,432

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	891	526	2,781	2,069
Exchange differentials of loans	-	-	-	(1)
Gain on sale of property and equipment	-	17	-	10
Interest from short-term bank deposits and restricted deposits	(13)	(59)	(33)	(128)
Loss from change in fair value of derivatives	10	-	10	-
Provision for doubtful accounts	62	-	206	-
Share in results and sale of equity investment of affiliated company	254	(45)	(1,237)	(267)
Share based compensation expenses	12	10	38	38
Gain on bargain purchase	(4,833)	-	(4,833)	-
Liability in respect of employee rights upon retirement	(25)	(373)	28	(485)
Deferred income taxes, net	(693)	1,496	(21)	1,229
Changes in operating assets and liabilities:
Amounts due to related parties, net	-	-	-	5
Decrease (increase) in trade accounts receivable	1,528	(1,352)	(2,375)	2,730
Decrease (increase) in other accounts receivable, prepaid expenses and other	191	1,505	(85)	(833)
Increase in inventories, net	(153)	(4,605)	(571)	(6,009)
Increase (decrease) in trade accounts payable	1,237	1,606	436	(509)
Increase (decrease) in other accounts payable and accrued expenses	(527)	(1,972)	525	(715)
Increase (decrease) in other long-term liabilities	(10)	(6)	15	(24)

Net cash provided by (used in) operating activities	$934	$(2,100)	$733	$(1,458)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of subsidiary (A)	-	-	-	2,176
Acquisitions of subsidiary, net of cash acquired (B)	(1,796)	-	(1,796)	-
Proceeds from sale of equity investment of affiliated company		-	3,624	-
Funds in respect of employee rights upon retirement	69	272	8	352
Proceeds from sale of property and equipment		12	9	19
Purchase of property and equipment	(871)	(787)	(3,315)	(3,021)
Investments in short-term deposits	(3,000)	-	(3,000)	-
Maturities of short-term deposits	-	5,098	-	5,098
Cash flows provided by (used in) investing activities	$(5,598)	$4,595	$(4,470)	$4,624

Cash flows used in financing activities	$(469)	$-	$(469)	$(2,909)

Net increase (decrease) in cash and cash equivalents	(5,133)	2,495	(4,206)	257

Cash and cash equivalents at beginning of period	23,821	20,399	22,894	22,637

Cash and cash equivalents at end of period	$18,688	$22,894	$18,688	$22,894

(A) Proceeds from sale of subsidiary
Assets held for sale (excluding cash in the amount of $2,823)	-	-	-	7,136
Liabilities held for sale	-	-	-	(3,428)
Non-controlling interest	-	-	-	(1,532)
	$-	$-	$-	$2,176

(B) Acquisitions of subsidiary
Assets (excluding cash in the amount of $1,164)	(10,876)	-	(10,876)	-
Liabilities	4,247	-	4,247	-
Gain on bargain purchase	4,833	-	4,833	-
	$(1,796)	$-	$(1,796)	$-

Additional comments:

1.
During November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes. ASU 2015-17 provides presentation requirements to classify deferred tax assets and liabilities as noncurrent in a classified statement of financial position. The standard is effective for fiscal years beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is permitted for any interim and annual financial statements that have not yet been issued. We early adopted ASU 2015-17 effective October 31, 2015, retrospectively. Adoption resulted in a $1.7 million decrease in other accounts receivable and prepaid expenses, a $0.6 million decrease in other accounts payable and accrued expenses, a $0.7 million decrease in Long-term deferred tax assets, net, and a $1.8 million decrease in Long-term deferred tax liability, net in our Consolidated Balance Sheets at December 31, 2014. Adoption had no impact on our results of operations and cash flow.

2.	During the three months period ended December 31, 2015 the company adjusted the gain from the sale of equity investment of affiliated company reported in the three months period ended March 31, 2015.

3.
During Q3 2015, the Company identified an error related to the classification of US employees' social benefits expenses. Previously, the Company classified these expenses in ‘general and administrative expenses’ instead of classifying a part of them in ‘Cost of goods’ (product and services) for employees allocated to this line item. This change in classification also impacted the capitalization of inventory balances. There was no material impact on the statement of cash flows.

The error only impacts one segment of the Company, Heat Transfer Services and Products. The Company will revise previously reported segment information in its Annual Report on Form 20-F for the year ended December 31, 2015.

The Company assessed the materiality of this error in accordance with the SEC’s Staff Accounting Bulletin 99 and Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, and concluded that the previously issued financial statements were not materially misstated.  In accordance with the SEC’s Staff Accounting Bulletin, the Company will correct these errors by revising the affected financial statements in the Company’s 2015 Annual Report on Form 20-F.

Following is the effect of the revision on the Company’s previously reported results:

Statements of income per share:

For the three and twelve months periods ended December 31, 2014:

	Three months ended			twelve months ended
	December 31, 2014			December 31, 2014
	As reported previously	Adjustment	As revised	As reported previously	Adjustment	As revised
Cost of goods:
Products	5,829	62	5,891	23,340	276	23,616
Services	10,172	157	10,329	40,286	620	40,906
Gross profit	5,384	(219)	5,165	17,100	(896)	16,204
General and administrative	2,248	(224)	2,024	9,019	(896)	8,123
Operating income	2,163	5	2,168	3,819	*	3,819
Net (loss) income	1,147	5	1,152	1,432	*	1,432
Net income per share	0.13	*	0.13	0.16	*	0.16

*Represents an amount less than $1.

Balance sheets and shareholders' capital

As of December 31, 2014:

	As reported Previously	Adjustment	As revised
Inventories, net	35,404	73	35,477
Total current assets	83,342	73	83,415
Total assets	101,468	73	101,541
Retained earnings	20,272	73	20,345
Total equity	85,468	73	85,541

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Guy Nathanzon
Guy Nathanzon
Chief Financial Officer

Date: February 24, 2016